EXHIBIT 4.16

Exhibit 4.16

INSTRUMENT OF
AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

The MDU Resources Group, Inc. 401(k) Retirement Plan, (as amended and restated December 1, 2006) (the “Plan”), is hereby further amended, effective as of January 1, 2008, unless otherwise indicated, as follows:

1.	By replacing the language of Sections 2 and 3 of Supplement D-11, Provisions Relating to the Knife River Corporation–South Profit Sharing Feature, in their entirety with the following:

2.
Eligibility to Share in Profit Sharing Contribution.  In order to share in the allocation of any profit sharing contribution made by KRC-South pursuant to Paragraph 3 below for a given Plan Year, Participants employed by KRC-South (or its East Texas Division) must complete 1,000 Hours of Service in that Plan Year and be an Active Employee of KRC-South (or its East Texas Division) on the last day of the Plan Year.  However, any Eligible Employee who transfers to Knife River Corporation or any of its operating companies during the Plan Year and is employed by that company on the last day of the Plan Year will be eligible to receive a pro-rated profit sharing contribution for the portion of the Plan Year during which the Participant was employed by KRC-South so long as the Eligible Employee has completed 1,000 Hours of Service cumulatively during the Plan Year.  Participants who meet the preceding requirement are referred to herein as “Supplement D-11 Participants”.

For purposes of this Supplement, an “Active Employee” means an employee who is still on the payroll or has been temporarily laid off or who terminated employment due to Disability, Death or Retirement on or after attaining age 65 during such Plan Year, but does not mean an employee whose employment otherwise has terminated effective on or before December 31 of that Plan Year.

3.
Amount of Profit Sharing Contributions, Allocation.  For each Plan Year, the Board of Directors of KRC-South, in its discretion, shall determine the amount (if any) of profit sharing contributions to be made to the Plan based upon the profitability of KRC-South.  The amount (if any) of profit sharing contributions for KRC-South and each of its divisions shall be determined separately based upon the profitability of each respective division of KRC-South.  The amount of any such contributions for a Plan Year shall be allocated to Supplement D-11 Participants based upon their Compensation, excluding bonuses, received while employed by KRC-South, or the respective division of KRC-South, for that Plan Year.

Explanation:  This revision amends Supplement D-11, Knife River Corporation-South Profit Sharing Feature, to include the separate divisions of Knife River Corporation-South and to clarify that profitability is based upon the financial performance of each respective division.

2.	Effective as of July 16, 2007, by adding the following new Supplement D-40 to the Plan:

Supplement D-40 to the Plan Document

Provisions Relating to the
Ames Sand & Gravel, Inc. Profit Sharing Feature

1.
Introduction.  Effective July 16, 2007, Ames Sand & Gravel, Inc. (“Ames”), a Participating Affiliate in the Plan, established the profit sharing feature described in this Supplement.  The profit sharing feature, effective as of July 16, 2007, is in addition to the Standard Matching Contributions provided by Ames pursuant to the Plan.

2.
Eligibility to Share in the Profit Sharing Contributions.  In order to share in the allocation of any profit sharing contribution made by Ames pursuant to Paragraph 3 below for a given Plan Year, Participants employed by Ames must (a) have completed 1,000 Hours of Service in that Plan Year, (b) have made Savings Contributions to the Plan during the Plan Year of not less than one percent (1%) of their Compensation, and (c) be an Active Employee on the last day of the Plan Year.  However, any Eligible Employee who transfers to Knife River Corporation or any of its operating companies during the Plan Year and is employed by that company on the last day of the Plan Year will be eligible to receive a pro-rated profit sharing contribution for the portion of the Plan Year during which the Participant was employed by Ames so long as the Eligible Employee has completed 1,000 Hours of Service cumulatively during the Plan Year.  Participants who meet the preceding requirement are referred to herein as “Supplement D-40 Participants”.

For purposes of this Supplement, an “Active Employee” means an employee who is still on the payroll or has been temporarily laid off or who terminated employment due to Disability, Death, or attaining age 65 during such Plan Year,, but does not mean an employee whose employment has been terminated effective on or before December 31 of that Plan Year.

3.
Amount of Profit Sharing Contributions, Allocation.  For each Plan Year, the Board of Directors of Ames, in its discretion, shall determine the amount (if any) of profit sharing contribution to be made to the Plan based upon the profitability of Ames.  The amount of any such contributions for a Plan Year shall be allocated to Supplement D-40 Participants based upon the profitability of Ames.  The amount of any such contribution for a Plan Year shall be allocated to Supplement D-40 Participants based upon their Compensation, excluding bonuses, received while employed by Ames for that Plan Year.

4.
Vesting.  Notwithstanding anything in Section 4.2 to the contrary, Supplement D-40 Participants shall be vested in their Profit Sharing Accounts only upon completing three (3) years of Vesting Service as defined below.

A “Year of Vesting Service” means a Plan Year in which the Supplement D-40 Participant completes at least 1,000 Hours of Service.  In addition, service with Ames, the Company and all Affiliates that occurred prior to the effective date of Supplement D-40 shall be recognized for purposes of this Paragraph, applying these rules as if Ames were Affiliates under the Plan.  Notwithstanding the foregoing, a Participant shall be fully vested in his or her Profit Sharing Contribution Account upon Death, Disability, or upon attaining age 65.

5.	Use of Terms. Terms used on this Supplement D-40 shall, unless defined in this Supplement D-40 or elsewhere noted, have the meanings given to those terms in the Plan.

6.
Inconsistencies with the Plan.  The terms of this Supplement D-40 are a part of the Plan and supersede the provisions of the Plan to the extent necessary to eliminate inconsistencies between the Plan and this Supplement D-40.

Explanation:  This addendum provides for the profit sharing feature available to the employees of Ames Sand & Gravel, Inc.

3.	Effective as of June 25, 2007, by substituting the following for the “Coordinating and Planning Services, Inc.” provisions in Schedule A of the Plan:

Coordinating and Planning Services, Inc. (“CPS”) shall not make a matching contribution of each CPS employee’s participating savings contribution; however, effective June 25, 2007, CPS shall no longer be a Participating Affiliate under the terms of the Plan and correspondingly shall not make a matching contribution for any pay period beginning on or after June 25, 2007.

Explanation: This change provides that effective June 25, 2007, Coordinating and Planning Services, Inc. shall no longer be a participating affiliate in the Plan because the company has not had any employees in its employ as of that date.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this amendment to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Administrative Committee on this 14th day of December, 2007.

MDU RESOURCES GROUP, INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Vernon A. Raile
Vernon A. Raile, Acting Chairman